UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-04329

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Cooper Tire & Rubber Company

Full Name of Registrant

Former Name if Applicable

701 Lima Avenue

Address of Principal Executive Office (Street and Number)

Findlay, Ohio 45840

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Cooper Tire & Rubber Company (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated June 12, 2013, with wholly-owned subsidiaries of Apollo Tyres Ltd. (“Apollo”) pursuant to which the Company agreed to merge with a wholly-owned subsidiary of Apollo (the “Merger”). Following the announcement of the Merger, the production employees at the Company’s joint venture, Cooper Chengshan (Shandong) Tire Company Ltd., in Rongcheng, China, (the “CCT Joint Venture”) went on strike, demanding termination of the Merger. On August 17, 2013, those employees returned to work on a limited basis to manufacture only non-Cooper branded products, but took other disruptive actions, including denying access to certain representatives of the Company and withholding certain financial and operational data.

On December 30, 2013, the Company terminated the Merger Agreement. Since this date, representatives of the Company regained access to the CCT facilities, including its business and financial information. On January 29, 2014, the Company entered into an agreement (the “CCT Agreement”) with Cooper Tire Investment Holding (Barbados) Ltd., a wholly owned subsidiary of the Company, Chengshan Group Company Ltd. (“Chengshan”) and The Union of Cooper Chengshan (Shandong) Tire Company Co., Ltd. (the “Union”) regarding the CCT Joint Venture. The CCT Agreement provides, among other things, that the Union and Chengshan will provide support to return the CCT Joint Venture to normal operations.

As soon as the Company was provided access to the financial and operational data of the CCT Joint Venture, it began to prepare, as promptly as possible, its Quarterly Report on Form 10-Q for the third quarter ended September 30, 2013 (the “Form 10-Q”) and its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”). Although the Company has filed the Form 10-Q, it has not had sufficient time to complete the Form 10-K prior to its filing deadline of March 3, 2014. The Company expects to file the Form 10-K on or before the fifteenth calendar day following March 3, 2014.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the timing, duration and outcome of the Company’s work in connection with completing certain financial statements. Forward-looking statements are not based on historical facts but instead reflect the Company’s expectations, estimates or projections concerning future results or events. These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “project,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “likely,” “will,” “should” or similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause the Company’s actual results, performance or achievements to differ materially from those expressed or indicated by those statements. The Company cannot assure you that any of its expectations, estimates or projections will be achieved.

The forward-looking statements included in this notice are only made as of the date of this document and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

Numerous factors could cause events to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the impact of labor disruptions at, or its ownership interests in, its joint ventures, and changes in the Company’s relationship with its joint-venture partners. This list of factors is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Bradley E. Hughes	(419) 423-1321
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues, operating profit and net income will be significantly lower than the last fiscal year. The reductions will reflect lower unit volumes, including the effects from the actions at the CCT Joint Venture, as well as price reductions, which from a profit perspective were partially offset by lower raw material costs. In addition, the lower profit reflects production curtailments and transaction expenses related to the Merger.

Additional information regarding results for the first nine months of 2013 and the Company’s outlook for the full year 2013 is included in the Company’s quarterly report on Form 10-Q filed on February 28, 2014.

Cooper Tire & Rubber Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 3, 2014	By:	/s/ Jack Jay McCracken
	Name:	Jack Jay McCracken
	Title:	Assistant Secretary